3/11/03

SECURITIES AND EXCHANGE COMMISSION 03012117
Washington, D.C. 20549

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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SEC FILE NUMBER
8-45065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fidelity National Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Corporate Square, 7th Floor
(No. and Street)

Atlanta	GA	30329-2014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chetan Boal - President 404-639-6767
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800	Atlanta	GA	30308
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chetan Boal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidelity National Capital Investors, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

LINDA JORDAN
Notary Public, DeKalb County, Georgia
My Commission Expires March 13, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Fidelity National Capital Investors, Inc.

(A wholly owned subsidiary of Fidelity National Corporation)

Year ended December 31, 2002 with Reports of Independent Auditors

0302-0400709

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Financial Statements

Year ended December 31, 2002

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 3
Statement of Operations 4
Statement of Changes in Shareholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplemental Schedules

Schedule I - Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1 11
Schedule II - Information Pursuant to the Reserve Requirement and
Under SEC Rule 15c3-3 13
Report on Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from Sec Rule 15c3-3 14

Ernst & Young

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

The Board of Directors
Fidelity National Capital Investors, Inc.

We have audited the accompanying statement of financial condition of Fidelity National Capital Investors, Inc. (a wholly owned subsidiary of Fidelity National Corporation) at December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidelity National Capital Investors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Fidelity National Capital Investors, Inc. will continue as going concern. As more fully described in Note 6, the Company entered into an agreement with a third party that will assume operational responsibilities for the Company and will likely result in the Company ceasing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG ■ Ernst & Young LLP

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 24, 2003

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Statement of Financial Condition

December 31, 2002

Assets	
Cash	**$ 151,805**
Due from clearing organization	**34,783**
Property and equipment (net of accumulated depreciation of $30,642)	**11,444**
Taxes receivable from Parent	**34,909**
Prepaid expenses and other assets	**841,364**
Total assets	**$ 1,074,305**
Liabilities and deficiency in assets	
Liabilities:	
Accounts payable	**$ 61,508**
Accrued commissions	**15,759**
Other liabilities	**1,597**
Total liabilities	**78,864**
Liability subordinated to the claims of general creditors	**1,010,000**
Shareholder's equity:	
Common stock, no par value. Authorized 1,000,000 shares; issued and outstanding 101,016 shares	**1,860,000**
Accumulated deficit	**(1,874,559)**
Deficiency in assets	**(14,559)**
Total liabilities and deficiency in assets	**$ 1,074,305**

See accompanying notes to financial statements.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 722,490
Interest	2,190
Total revenues	724,680
Expenses:	
Employee compensation and benefits	657,797
Provision for doubtful accounts	250,000
Management fees	106,896
Floor brokerage and clearance fees	106,316
Communications	103,392
Occupancy and equipment rental	72,077
Other operating expenses	557,641
Total expenses	1,854,119
Loss before income taxes	(1,129,439)
Income tax benefit	(314,999)
Net loss	$ (814,440)

See accompanying notes to financial statements.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Statement of Changes in Shareholder's Equity

	Common Stock		Accumulated	Total Shareholder's
	Shares	**Amount**	**Deficit**	**Equity**
Balance at January 1, 2002	101,012	$1,410,000	$(1,060,119)	$ 349,881
Issuance of common stock	**4**	**450,000**	–	**450,000**
Net loss	–	–	**(814,440)**	**(814,440)**
Balance at December 31, 2002	**101,016**	**$1,860,000**	**$(1,874,559)**	**$ (14,559)**

See accompanying notes to financial statements.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	**$ (814,440)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for doubtful accounts	**250,000**
Depreciation expense	**9,808**
Loss on transfer of fixed assets	**5,220**
Increase in receivable from clearing organization	**(9,809)**
Decrease in taxes receivable from Parent	**28,537**
Increase in prepaid expenses and other assets	**(1,018,096)**
Decrease in accounts payable	**(80,576)**
Decrease in accrued commissions	**(524)**
Decrease in other liabilities	**(2,262)**
Net cash used in operating activities	**(1,632,052)**
Financing activities	
Proceeds from issuance of subordinated loans	**1,010,000**
Proceeds from issuance of common stock to Parent	**450,000**
Net cash provided by financing activities	**1,460,000**
Net decrease in cash	**(172,052)**
Cash at beginning of year	**323,857**
Cash at end of year	**$ 151,805**

See accompanying notes to financial statements.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

General

Fidelity National Capital Investors, Inc. (the "Company") is a wholly owned subsidiary of Fidelity National Corporation (the "Parent"), and was incorporated under the laws of the State of Georgia on May 15, 1992. As a broker/dealer that is a member of the National Association of Securities Dealers ("NASD") and registered with the Securities and Exchange Commission ("SEC"), the Company engages in retail brokerage, investment banking, and other securities related activities. As a fully disclosed broker/dealer, the Company clears all trades through the use of correspondent broker/dealers and therefore does not hold customer funds or securities.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States and practices within the financial services industry, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Receivables, cash equivalents and accounts payable are recorded on the statement of financial condition at an amount that approximates fair value.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments with maturities of three months or less to be cash and cash equivalents.

Property and Equipment

Property and equipment, consisting mainly of furniture and computer equipment, are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of property and equipment.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company's results of operations are included in the consolidated income tax returns of the Parent. The Company participates in a tax sharing agreement with the Parent which results in the allocation by the Parent of income tax benefits to the Company relating to losses and tax expense relating to income. As a part of this agreement, the Company received a net tax benefit from the Parent of $349,426 during 2002, and had current income taxes receivable from the Parent of $34,909 at December 31, 2002.

Employee Benefit Plans

Substantially all of the Company's employees are eligible to participate in a defined contribution 401(k) plan sponsored by the Parent. Employee contributions to the Plan are voluntary. The Company matches 50% for every dollar set aside by an employee up to 6% of a participating employee's income. For the year ended December 31, 2002, the Company contributed $11,926 to the Plan.

2. Transactions with Affiliates

The Company had cash balances of $63,539 on deposit at Fidelity National Bank ("FNB"), a wholly owned subsidiary of the Parent, as of December 31, 2002. The Company has agreements with FNB and the Parent whereby the Company pays monthly management fees. Such fees amounted to $106,896 for the year ended December 31, 2002. The Company pays an intercompany data processing fee to FNB. This fee was $12,000 for the year ended December 31, 2002. The Company also rents office space and equipment from FNB. The total rental expense paid to FNB was $60,972 for the year ended December 31, 2002. Also, in 2002, the Company executed subordinated loan agreements with Fidelity National Corporation, parent company amounting to $1,010,000. See Notes 4 and 5.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Notes to Financial Statements (continued)

3. Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $79,959, which was $28,292 in excess of its required net capital of $51,667. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.98 to 1. During 2002, the Parent made capital contributions to FNCI totaling $450,000, which resulted in the issuance of common stock to the Parent.

4. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and during the period then ended, the Company had subordinated loan agreements with its Parent, as approved by the National Association of Securities Dealers as follows:

Subordinated loan agreement at 0% interest issued on April 5, 2002 maturing on May 31, 2005	$ 650,000
Subordinated loan agreement at 0% interest issued on June 17, 2002 maturing on June 17, 2005	360,000
Total	$1,010,000

This cash subordination, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Contingencies

Certain complaints have been filed against the Company by former customers, and others, seeking to assert claims regarding allegations of improprieties involving a former customer who is under investigation by the Securities and Exchange Commission. The majority of these claims were settled through arbitration or agreements in 2002 resulting in payments by the Company to third parties of $1,010,000. Recovery of these payments is expected through an insurance claim currently in negotiation. As of December 31, 2002, the Company has an insurance receivable recorded for the $1,010,000 less an allowance of $250,000. This receivable is included as part of Prepaid Expenses and Other Assets in the statement of financial condition. In addition, there were other settlements made to claimants in 2002 and January 2003 amounting to $31,250 and $23,000, respectively. The settlement made in January 2003 is reported as part of Accounts Payable in the statement of financial condition. In early January 2003, agreement was reached on a $100,000 settlement related to a remaining claim. Such settlement was neither probable nor estimable as of December 31, 2002. The Parent has agreed to input sufficient capital into the Company to provide for the amount of such settlement. Other remaining claims continue in arbitration and the amount of loss, if any, and the nature of regulatory sanctions, if any, cannot be determined at this time.

6. Going Concern

The Parent has entered into an agreement with a third party organization to effectively assume operational responsibilities for the Company. Management of the Company and the Parent anticipate the business activities conducted under the new agreement will not be conducted through the Company. As such, it is possible the Company will cease operations prior to December 31, 2003.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Supplemental Schedules

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Schedule I - Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2002

Computation of Net Capital	
Deficiency in assets from Statement of Financial Condition	$ (14,559)
Add subordinated loans	1,010,000
	995,441
Deductions and/or charges:	
Nonallowable assets:	
Property and equipment, net	11,444
Taxes receivable from Parent	34,909
Prepaid expenses and other assets	791,364
Clearing deposit	25,000
Total deductions and charges	862,717
Net capital before haircuts on securities positions	132,724
Haircuts on securities:	
Total haircuts	9,679
Net capital	$ 123,045
Computation of Aggregate Indebtedness	
Accounts payable	61,508
Accrued commissions	15,759
Other liabilities	1,597
Total aggregate indebtedness	$ 78,864

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Schedule I - Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1
(continued)

December 31, 2002

Computation of Basic Net Capital Requirement	
Minimum net capital required based on aggregate indebtedness	**$ 5,258**
Minimum dollar requirement	**50,000**
Net capital requirement	**50,000**
Net capital	**$ 123,045**
Ratio: Aggregate indebtedness to net capital	**.64 to 1**

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company included in its unaudited amended Part IIA of Form X-17A-5, as of December 31, 2002.

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Schedule II - Information Pursuant to the Reserve Requirements Under SEC Rule 15c3-3

December 31, 2002

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Fidelity National Capital Investors, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Fidelity National Capital Investors, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 24, 2003